UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

RESPONSE GENETICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76123U105

(CUSIP Number)

Becker Drapkin Management, L.P.

Attn: Steven R. Becker

500 Crescent Court, Suite 230

Dallas, Texas 75201

(214) 756-6016

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76123U105

1.	Names of Reporting Persons Becker Drapkin Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,420,350
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,420,350
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,420,350
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4% (1)
14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 76123U105

1.	Names of Reporting Persons Becker Drapkin Partners (QP), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,113,978
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,113,978
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,113,978
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76123U105

1.	Names of Reporting Persons Becker Drapkin Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 306,372
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 306,372
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 306,372
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76123U105

1.	Names of Reporting Persons BC Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,420,350
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,420,350
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,420,350
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76123U105

1.	Names of Reporting Persons Steven R. Becker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 181,679
	8.	Shared Voting Power 2,420,350
	9.	Sole Dispositive Power 181,679
	10.	Shared Dispositive Power 2,420,350
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,602,029
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 76123U105

1.	Names of Reporting Persons Matthew A. Drapkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 114,504
	8.	Shared Voting Power 2,420,350
	9.	Sole Dispositive Power 114,504
	10.	Shared Dispositive Power 2,420,350
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,534,854
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 10, 2010, the Amendment No. 1 to Schedule 13D filed with the Commission on June 15, 2010, Amendment No. 2 to Schedule 13D filed with the Commission on October 27, 2010, Amendment No. 3 to Schedule 13D filed with the Commission on November 1, 2010, and Amendment No. 4 to Schedule 13D filed with the Commission on February 6, 2012 (as amended, the “Schedule 13D”), by the Reporting Persons with respect to the common stock (the “Common Stock”) of Response Genetics, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 5 is filed to disclose a change in beneficial ownership of each Reporting Person relating to the disposition of shares of Common Stock of the Issuer. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer

Subparagraphs (a) through (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

“(a), (b) As of the date hereof, the Reporting Persons own an aggregate of 2,716,533 shares of Common Stock. Based upon a total of 32,797,625 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending March 31, 2013, the Reporting Persons’ shares represent approximately 8.3% of the outstanding shares of Common Stock.

Becker Drapkin QP owns 2,113,978 shares of Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 6.4% of the outstanding shares of Common Stock.

Becker Drapkin LP owns 306,372 shares of Common Stock (the “Becker Drapkin LP Shares”), which represent approximately 0.9% of the outstanding shares of Common Stock.

Mr. Becker owns 181,679 shares of Common Stock (the “Becker Shares”), which represent approximately 0.6% of the outstanding shares of Common Stock.

Mr. Drapkin owns 114,504 shares of Common Stock (the “Drapkin Shares”), which represent approximately 0.3% of the outstanding shares of Common Stock.

The Becker Drapkin QP Shares and Becker Drapkin LP Shares are collectively referred to herein as the “Becker Drapkin Funds Shares.”

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares. Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin LP Shares.

Becker Drapkin LP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin LP Shares. Becker Drapkin LP disclaims beneficial ownership of the Becker Drapkin QP Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management does not own any shares of Common Stock directly and disclaims beneficial ownership of the Becker Drapkin Funds Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management. BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management.

Mr. Becker has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Shares. Mr. Drapkin has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Drapkin Shares. As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA. Furthermore, Mr. Becker disclaims beneficial ownership of the Drapkin Shares, and Mr. Drapkin disclaims beneficial ownership of the Becker Shares.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
07.08.2013	Becker Drapkin QP		70,220	$1.7799	(1)	Open Market
07.08.2013	Becker Drapkin LP		11,448	$1.7799	(1)	Open Market
07.25.2013	Becker Drapkin QP		288,544	$2.075	(2)	Open Market
07.25.2013	Becker Drapkin LP		38,856	$2.075	(2)	Open Market

(1)	Excludes commission of $0.015 per share.
(2)	Excludes commission of $0.03 per share.”

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.1	Power of Attorney, dated October 26, 2010, signed by Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated herein by reference to Exhibit 24.1 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 27, 2010)

99.1	Joint Filing Agreement, dated October 27, 2010, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated herein by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 27, 2010)

99.2	Form of Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Commission on February 6, 2012)

99.3	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on February 6, 2012)”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2013	BECKER DRAPKIN MANAGEMENT, L.P.

	By:	BC Advisors, LLC,
its general partner

		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

	By:	Becker Drapkin Management, L.P.,
its general partner

	By:	BC Advisors, LLC,
its general partner

		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

	By:	Becker Drapkin Management, L.P.,
its general partner

	By:	BC Advisors, LLC,
its general partner

		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

BC ADVISORS, LLC

		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

STEVEN R. BECKER

		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN

		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney, dated October 26, 2010, signed by Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated herein by reference to Exhibit 24.1 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 27, 2010)

99.1	Joint Filing Agreement, dated October 27, 2010, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated herein by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 27, 2010)

99.2	Form of Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Commission on February 6, 2012)

99.3	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on February 6, 2012)